UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On February 10, 2026, the Board of Directors (the “Board”) Linkage Global Inc (the “Company”), approved a few changes in the Board. Mr. Zhiyong Wu and Mr. Ryo Fuyunishiki, who were members of Board, have agreed to step down from their positions as Board members, effective as of February 13, 2026. Ms. Wu’s and Mr. Fuyunishiki’s stepping down from their positions as Board members do not result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices. Mr. Fuyunishiki will remain the Company’s Chief Operating Officer. On the same date, the Board appointed Dr. Xunyong Zhou to the Board, effective as of February 13, 2026, and until the Company’s next annual general meeting.

There are no family relationships between Dr. Xunyong Zhou and any director or executive officer of the Company, and to the best knowledge of the Company, he was not selected by the Board to serve as a director pursuant to any arrangement or understanding with any person. Dr. Zhou has not engaged in any transaction that would be reportable as a related party transaction under Item 404(a) of Regulation S-K.

Dr. Xunyong Zhou, aged 50, is an entrepreneur and researcher with over 6 years of experience in biotechnology and health innovation. Dr. Zhou’s main topic of research is enzyme-based theory for food products, cosmetics, daily chemicals and tea, and he holds over 20 patents as of now. Dr. Zhou is a pioneering figure in biotechnology and digital health innovation. He has served as director for Huakang Biomedical Holdings Company Limited (HK: 08622) since November 2025. Since January 2023, He has been leading advancements in biological enzyme solutions and cell therapy technologies through Nanjing Hezhen Holding Group Co., Ltd., where he serves as chairman and integrates healthcare generative pre-training transformer and enzyme therapy expertise to co-create a collaborative platform offering next-generation health solutions. Dr. Zhou also oversees Changsha Kerong Health Technology Co., Ltd., which has built a multidisciplinary health service team comprising medical, product, and service experts centered on delivering AI-enhanced health education, health consultation, and health management services. From March 2019 to January 2023, Dr. Zhou took the role of chairman for Zhenzhen Suqian Biotechnology Co. Ltd. Dr. Zhou graduated from Tianjin University of the PRC with a bachelor degree of engineering majoring in business administration in 2002 and Fudan University of the PRC with a master degree of laws in 2011. Dr. Zhou subsequently obtained his doctorate degree in business administration from the Université Nice Sophia Antipolis in Nice, France in 2016. He is currently the honorary chairman of the Vaccine and Immune Health Branch of the Liaoning Immunology Society and a member of the National Enzyme Engineering and Fermentation Engineering Professional Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: February 18, 2026	By:	/s/ Yang (Angela) Wang
	Name:	Yang (Angela) Wang
	Title:	Chief Executive Officer

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